ZURICH
FINANCIAL SERVICES

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

04036777

Your reference File No. 82-5089
Our reference AC/eh
Date 09/06/2004

SUPPL

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 25 25
http://www.zurich.com

Dir. phone +41 (0)1 625 25 24
Dir. fax +41 (0)1 625 36 06
andres.christen
@zurich.com

Dear Sirs

Enclosed herewith please find the English version of the following press release:

- "Zurich announces issuance of senior debt" dated September 3, 2004

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely
Zurich Financial Services
Legal Department

pp. E. Helbh
Andres Christen

PROCESSED
SEP 10 2004
THOMSON
FINANCIAL

SEC MAIL RECEIVED
SEP 07 2004
WASH. D.C.

Enclosure

9/9

File No. 82-5089

Media Release

ZURICH
FINANCIAL SERVICES

Zurich announces issuance of senior debt

Zurich Financial Services
Media and Public Relations
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media@zurich.com
http://www.zurich.com

Zurich, September 3, 2004 - Zurich Financial Services Group (Zurich) today announced its intention to raise fixed rate senior debt in the Euro market. The debt will be issued via the Zurich Insurance Company's "Euro Medium Term Note Programme." The transaction is expected to be of benchmark size, with terms to be finalized following investor marketing and subject to market conditions. Application will be made to list the notes on the Luxemburg Stock Exchange.

The funds raised will be used for refinancing and for general corporate purposes.

Patrick O'Sullivan, Group Finance Director of Zurich Financial Services, said: "This transaction is consistent with our policy of prudent financial management. By taking advantage of current attractive market conditions we will simultaneously address refinancing needs, improve our debt maturity profile and lower our average cost of capital."

Zurich Financial Services is an insurance-based financial services provider with a global network that focuses its activities on its key markets in North America and Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. Zurich has offices in more than 50 countries and employs about 62,000 people.

For further information please contact:
Zurich Financial Services, Media and Public Relations
8022 Zurich, Switzerland
Phone +41 (0)1 625 21 00, Fax +41 (0)1 625 26 41
http://www.zurich.com
SWX Swiss Exchange/virt-x: ZURN

ZURICH
FINANCIAL SERVICES

THIS PRESS RELEASE IS NOT BEING ISSUED IN AUSTRALIA, CANADA AND JAPAN. THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER OR INVITATION TO SUBSCRIBE FOR OR PURCHASE ANY OF THE SECURITIES REFERRED TO HEREIN. IN ADDITION, THE SECURITIES REFERRED TO HEREIN HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES LAWS AND MAY NOT BE OFFERED, SOLD OR DELIVERED WITHIN THE UNITED STATES OR TO U.S. PERSONS ABSENT REGISTRATION UNDER OR AN APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE UNITED STATES SECURITIES LAWS.

THIS PRESS RELEASE IS DIRECTED ONLY AT PERSONS WHO (I) ARE OUTSIDE THE UNITED KINGDOM OR (II) HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS OR (III) ARE PERSONS FALLING WITHIN ARTICLE 49(2)(A) TO (D)("HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS ETC") OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2001 (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS "RELEVANT PERSONS"). THIS PRESS RELEASE MUST NOT BE ACTED ON OR RELIED ON BY PERSONS WHO ARE NOT RELEVANT PERSONS. ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS COMMUNICATION RELATES IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS.

STABILISATION / FSA.